UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 2003


                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F
          ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X
    ---         ---

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The following are included in this Report on Form 6-K:

1. Press Release dated October 31, 2003.

Media  Release


 HEMOSOL INC. FILES A REQUEST FOR A NASDAQ LISTING QUALIFICATIONS PANEL HEARING

TORONTO, ON, OCTOBER 31, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that the Company received a Nasdaq Staff determination on October 23, 2003, indicating that the Company was not in compliance with the minimum bid price of $1.00 U.S. per share which is a requirement for continued listing on The Nasdaq National Market. Since the Company was not able to achieve compliance with this requirement during the six month period ended October 22, 2003, Nasdaq Staff indicated that the Company's common shares are subject to delisting from The Nasdaq National Market. The Company today has requested a hearing before a Nasdaq Listing Qualifications Panel to request that the Company be given an additional six month period to achieve compliance with the minimum bid price requirement based on Nasdaq's proposed changes to Marketplace Rule 4450(e)(2). There can be no assurance that the Panel will grant the Company's request for an additional six month period to achieve compliance with the minimum bid requirement. Until the Panel reaches its decision following the oral hearing, Hemosol's common shares will remain listed and will continue to be traded on The Nasdaq National Market.

"We believe that an additional six month period may allow us to achieve compliance with Nasdaq's minimum bid requirements," said Lee Hartwell, President & CEO Hemosol Inc. "The Company's common shares also continue to be listed on the Toronto Stock Exchange, our principal trading forum where they remain liquid. We continue to work to increase Hemosol's value by pursuing a number of potential strategic initiatives in the near term."

In addition to continued research on its core HEMOLINK product, the Company is advancing other potential early stage product candidates. The Company believes there is also opportunity to leverage Hemosol's state-of-the-art Meadowpine manufacturing facility for use in biopharmaceutical and related contract production.

ABOUT HEMOSOL INC.

Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; the inability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contact:  JASON HOGAN
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                HEMOSOL INC.


Date: October 31, 2003          By: /s/  Lee D. Hartwell
                                    -------------------------------------------
                                    Name: Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development